10/20

05011946

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME QR Sciences Holdings Limited

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34852

FISCAL YEAR 6-30-05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 10/21/05

ANNUAL REPORT 2005

Sciences

Holdings Limited
and Controlled Entities

QRSciences Holdings Limited
ABN 27 009 259 876

is incorporated in Western Australia

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

CORPORATE DIRECTORY

DIRECTORS

Mr Kevin Russeth
Mr Gary Pennefather
Mr Simon Bedford
Dr Timothy Rayner
Mr Norman Shanks (Non- executive)
Mr Joseph Paresi (Non- executive)

AUDITORS

Moore Stephens
Chartered Accountants
Level 3, 12 St George's Terrace
Perth Western Australia 6000
Telephone: +61 8 9225 5355
Facsimile: +61 8 9225 6181

CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Mr Darren Bromley

BANKERS

Commonwealth Bank of Australia Limited
150 St George's Terrace
Perth Western Australia 6000

REGISTERED OFFICE

8-10 Hamilton Street
Cannington Western Australia 6107
Telephone: +61 8 9358 5011
Facsimile: +61 8 9358 5022

SOLICITORS

Pullinger Readhead Lucas
Level 2, 50 Kings Park Road
West Perth Western Australia 6005
Telephone: +61 9320 4999
Facsimile: +61 9220 4900

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 2, 45 St George's Terrace
Perth Western Australia 6000
Telephone: +61 8 9323 2000
Facsimile: +61 8 93232033

STOCK EXCHANGE

Australian Stock Exchange
Exchange Plaza
2 The Esplanade
Perth Western Australia 6000

WEBSITES

www.qrsholdings.com

www.qrsciences.com

ASX CODE

QRS - Ordinary Shares
QRSOA - $0.40 Options 12/1/06
QRSHY.PK - U.S. ADR's

CHAIRMANS REPORT

Dear Shareholder

Like 2004, this year has been both busy and productive. With the opening of our office in the United States, the completion of the takeover of QRSciences Limited, the commencement of trading of our ADR's in the U.S. over-the-counter market, and the completion of our integration project with Rapiscan, it sometimes seemed as hectic as it did productive. Upon reflection 2005 was our best year as a Company evidenced by a host of milestones that lie in our wake. Posting revenue gains of 268% over last years numbers is testament to our continued progress. Revenue was derived from outsourced engineering, government funded contract research and a small amount of direct sales. We expect to continue building on that base moving forward in 2006.

Like many emerging technologies the runway to commercial revenue and profitability is sometimes slower than the market, shareholders and management anticipate and hope for. This makes the attainment of our strategic goals and objectives even more the meaningful. The successful launch of the QXR 1000, which embeds QRSciences proprietary QR and metal detection technologies into Rapiscan's TRX X-ray, was a world first. This event has created a level of interest in the Company's proprietary technologies unsurpassed during my tenure with Company.

Since the Company began operating in 1997 some $ 35 million dollars has gone into the development of the Company's patented QR and metal detection technologies. Our world class intellectual property portfolio of 17 PCT patent applications, front and back end pulse sequence and signal processing software, hardware design and know how, positions us as a world leader in the field of Quadrupole Resonance and magnetic sensing.

The Board of QRSciences Holdings Limited would like to thank the management and all employees for their efforts readying the technology for sale in the global market place. The people behind the scenes are sometimes overlooked in a Company like ours and it is appropriate to thank them now.

One way to thank employees was via the establishment of the Employee Share Plan and Employee Share Option Plan. The Plan(s) will help retain employees, align the interests of employees more closely with shareholders, and maintain morale as the company grows.

Thanks are also in order to shareholders for their patience and perseverance while we have undertaken the core R&D phase of the technology's development.

The benefits that the Company will receive from the completed takeover and the joining of QRSciences Limited and QRSciences Holdings Limited will also become apparent as we move into 2006. A single entity presents a much more transparent capital structure that will assist in conveying the QRSciences story to institutional investors, analysts and fund managers both in Australia and overseas; not to mention the economies of scale consolidating to one public entity.

On the Governance front we have appointed two Non-Executive Directors and one additional Executive Director:

- Dr. Timothy Rayner (Executive Director)
- Mr Norman Shanks (Non-Executive Director)
- Mr Joseph Paresi (Non-Executive Director)

All have significant experience and reputation in the Homeland Security space. We will continue to add additional strength to the Non-Executive Board as we progress into 2006.

QRSciences' currently generates revenue from four areas – licensing, equipment sales, outsourced consulting and government and privately sourced R&D funding.

Partnering through joint ventures, investment and collaboration will continue to be a key focus while looking toward complementary acquisitions to build a critical mass in the U.S. market. We remain confident in the long term prospects for our technologies and that we will continue to demonstrate a solid growth story for the capital markets in the very fluid and growing Homeland Security sector.

One thing that I can assure shareholders of is that innovative thinking and hard work will continue to drive our Company and that the entire team is pushing toward one goal which is the adaptation of our core technology around the world.

Kevin Russeth

Chairman

CORPORATE GOVERNANCE STATEMENT

Board of Directors and Corporate Governance

The Board of QRSciences Holdings Limited is responsible for ensuring the existence of an effective corporate governance environment to safeguard the interests of the Company and its shareholders. This statement outlines the main corporate governance practices that were in place during the year ended 30 June 2005.

Unless disclosed below, all the best practice recommendations of the ASX Corporate Governance Council have been applied for the entire financial year ended 30 June 2005.

Composition of the Board

The Board of Directors consists of a chairman and two executive directors. The Company does not comply with ASX Corporate Governance Council best practice recommendation 2.1, 2.2, and 2.4 as the board does not have a majority of independent directors, the Chairman is not an independent director and the board has not established a nomination committee for board appointments. The Board does not consider that compliance with the recommendations is warranted given the size of the Company and its stage of development however this will be reviewed on an ongoing basis. The Board meets regularly and is responsible for providing strategic direction, identifying significant business risks, approving major investment proposals and acquisitions, establishing goals and monitoring the achievement of these goals.

Name	Role	Non-executive	Independent
Mr Kevin Russeth	Executive Chairman	No	No
Mr Gary Pennefather	Executive Director	No	No
Mr Simon Bedford	Executive Director	No	No
Dr Timothy Rayner	Executive Director	No	No
Mr Norman Shanks	Non-executive Director	Yes	Yes
Mr Joseph Paresi	Non-executive Director	Yes	Yes

Nomination Committee

The Company has not assigned a Nomination Committee. The full Board is responsible for establishing criteria for Board membership, reviewing Board membership and nominating Directors for appointment to the Board. Candidates are initially appointed by the Board and must stand for election at the next general meeting of shareholders.

Directors are selected on the basis of qualification, skills and experience, and are subject to retirement by rotation in accordance with the Company's constitution.

Independent Professional Advice

Directors have the right to seek independent professional advice at the company's expense in the furtherance of their duties as Directors. Approval must be obtained from the chairman prior to incurring any such expense on behalf of the company.

Identifying and Managing Business Risks

The Board regularly monitors the operational and financial performance of the Company and economic entity, and also reviews and (where necessary) receives independent external advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all identified risks of the business.

Trading Policy

The Company's policy regarding directors and employees trading in its securities is set by the board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the securities' prices.

Audit Committee

The full Board is responsible for the nomination of the external auditors, and for reviewing the adequacy of existing external audit arrangements, including the scope and quality of the audit.

The Company does not have a formally constituted audit committee as the auditor has full access to the Board and reports to the CFO who informs the Board of Directors each six months on the auditor's findings, prior to the directors adopting the accounts.

Remuneration

The full Board is responsible for reviewing and approving the remuneration packages, if any, and policies applicable to the directors and the executive chairman. This responsibility extends to share option schemes and incentive performance packages.

Executives and staff are also entitled to participate in the employee share and option arrangements.

The amount of remuneration for all Directors and the five highest-paid executives, including all monetary and non-monetary components, are detailed in the remuneration report. All remuneration paid to executives is valued at the cost to the company and expensed. Shares given to executives are valued as the difference between the market price on the date of issue and the amount paid by the executive. Options are valued using the Black-Scholes methodology.

The board has a remuneration structure that will result in the company attracting and retaining the best people to run the business. As part of this strategy it will also provide executives with the necessary incentives to work to grow long-term shareholder value. The policy complies with the four key principles of IFSA Guidance Note 02-16.

Ethical Standards

All directors are expected to act with the utmost integrity and objectivity in the performance of their duties, striving at all times to enhance the reputation and performance of the Company.

THE ROLE OF SHAREHOLDERS

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the Company's state of affairs. Information is communicated to shareholders as follows:

- The annual report is distributed to all shareholders. The Board ensures that the annual report includes relevant information about the operations of the Company during the year, changes in the state of affairs of the Company and details of future developments, in addition to the other disclosures required by the Corporations Law.
- Half-year financial statements prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and subject to an audit review are lodged with the Australian Securities and Investments Commission and Australian Stock Exchange Limited.
- Proposed major changes in the Company which may impact on share ownership rights are submitted to a vote of shareholders.

The Board encourages full participation of shareholders at the annual general meeting to ensure a high level of accountability and identification with the Company's strategy and goals. Important issues are presented to the shareholders as resolutions.

The shareholders are responsible for voting on the appointment of directors.

DIRECTORS REPORT

Your Directors present their report on the company and its controlled entities for the financial year ended 30 June 2005.

Directors

The names of Directors in office at any time during or since the end of the year are:

Mr Kevin Lee Russeth	(Executive Chairman)
Mr Simon Peter Bedford	
Mr Gary Bruce Pennefather	
Dr Timothy Rayner	(Appointed 8 July 2005)
Mr Norman Shanks	(Appointed 22 August 2005)
Mr Joseph Paresi	(Appointed 8 September 2005)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Company Secretary

Mr. Darren Bromley was appointed Company Secretary on June 2, 2005 and continued to hold the position at the end of the financial year:

Mr Bromley *BBus (Fin); Grad Dip Bus (e-Bus)* has worked for QRSciences Holdings Limited for the past 2 1/2 years performing a variety of business development, administrative and accounting roles. Mr Bromley is nearing completion of his Masters Degree in e-Business. He has a well rounded and varied background in finance, accounting and general business administration.

Review of Operations and Principal Activities

The principal activity of the economic entity is management of its 100% owned subsidiary QRSciences Pty Ltd and U.S. based subsidiary QRSciences Corporation.

QRSciences is a developer of advanced technology headquartered in Western Australia. The Company is concentrating on commercialising patented applications that it has developed using proprietary Quadrupole Resonance (QR) and magnetic sensing techniques. QR is a powerful substance detection technology that can probe a target and identify certain molecular structures through their unique signature or chemical fingerprint. QR can detect a range of explosives and has potential applications in the detection of narcotics, biochemical agents and pharmaceuticals.

There has been no significant change in the nature of the economic entity's principal activities during the period.

Operating Results

The consolidated operating loss of the economic entity after eliminating outside equity interests amounted to $4,965,473.

Dividends

The Company has not paid a dividend since incorporation and no provision for dividend has been made in these accounts.

Company Overview

The Company's objectives and an overview of the Company's performance during the reporting period are discussed in the Chairman's report on pages 4 to 5.

Review of Operations

Operating Results for the Period

The operating revenue of the economic entity comprising the Company and controlled entities increased by 268% to $2,257,257. The operating loss after tax and eliminating outside equity interests amounted to $4,965,473 (2004 operating loss after tax $1,989,585).

As at 30 June 2005 the economic entity had borrowings of $Nil.

Shareholder Returns

No dividends were declared or paid during the reporting period, as the retained loss of the Company at the end of the period was $11,285,320.

Investments for Future Performance

The Directors continue to invest considerable time and effort into the Company's direction as outlined in the Directors report.

Review of Financial Condition

Financial Position

The net assets of the economic entity have decreased by $811,264 from 30 June 2004 to $31,444,766 in 2005. This decrease has largely resulted from the transaction in relation to the recent 100% acquisition of the subsidiary company QRSciences Pty Ltd.

During the past three financial years the group has invested considerable funds into the development of the QR technology. The Directors believe the group is in a strong strategic position to enable and grow its current operations.

Capital Structure and Treasury Policy

The capital of the Company comprises 216,016,902 fully paid ordinary shares.

Pursuant to resolutions passed by members of the company at General Meetings and resolutions passed by the board of Directors the Company issued the following capital during the year:

	Ordinary Shares Number	Options Number	Preference A Shares Number	Preference A Shares Number
As at 1 July 2004	168,616,536	46,422,586	-	-
Issues of shares	47,400,366	-	23,686,217	23,686,248
Net Issues / expiry of options	-	(3,006,735)		
As at 30 June 2005	216,016,902	43,415,851	23,686,217	23,686,248

- The Company's treasury policies are:
  - All borrowings are in Australian currency and, wherever possible, fixed interest rate borrowings for a limited period.
  - No share buy-backs or other capital restructuring has taken place during the reporting period.
  - There is no material exposure to foreign currencies or exchange risks, and no hedges or derivatives.
  - At 30 June 2005, borrowings represented approximately Nil% of the gross assets of the consolidated entity (June 2004: Nil%).
  - An increase of 1% in interest rates, on the basis of the net assets and total borrowings of the economic entity at 30 June 2005, would increase operating loss by approximately Nil % (based on the operating loss for the period).
- Resources of the Company

  The Company does not have any resources or assets (such as brands, trademarks, patents or intangible assets, or special employee skills) which are not reflected in the balance sheet.

Corporate Governance

The Company's corporate governance statement is set out on pages 6 to 8.

Statement of Compliance

In preparing this "Review of Operations and Activities", the Company's directors have followed the principles set out in the "Guidance Note" on the review of operations and activities, under listing rule 4.10, issued by Australian Stock Exchange Limited on 1 September 1999.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

PRELIMINARY FINAL REPORT

The Company's preliminary final report (Appendix 4E) for the year ended 30 June 2005 was lodged with Australian Stock Exchange Limited on 13 September 2005. There are no material differences between the information in the Company's preliminary final report and the financial statements and notes contained in this report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Takeover of QRSciences

In the Financial year ended 30 June 2005 QRSciences has continued to progress its business model. In April 2005, Holdings completed its 100% acquisition of QRSciences Limited. Under the terms of the takeover offer, QR Sciences shareholders were offered 6 preference shares plus 1 listed option in Holdings for every two fully paid ordinary shares in QR Sciences. The option is exercisable for one Holdings Share at 40 cents on or before 12 January 2006 ("Holdings Option").

The preference shares issued to each accepting QRSciences shareholder comprised equally of A and B Preference Shares ("Preference Shares"). A and B Preference Shares have the same rights except that:

- A Preference Shares automatically convert into Holdings Shares on a one for one basis on 31 December 2005; and
- B Preference Shares automatically convert into Holdings Shares on a one for one basis on 31 December 2006.

The Preference Shares are not quoted on the ASX.

Upon completion of the 100% acquisition, the subsidiary QRSciences Limited changed its status as a company to Small Proprietary – QRSciences Pty Ltd.

Trading in American Depository Receipts

The Company announced in November 2004 and confirmed in February 2005 that it had entered the US financial markets with Level 1 American Depository Receipts "ADR's" a mechanism that facilitates the trade of the Company's shares on the US over-the-counter market. The move should create more visibility in the U.S. capital markets and assist the Company in getting broader coverage across the U.S. investment community in general. The ADR's started trading on 11 February 2005.

Establishment of U.S. Office

In March 2005 the Company opened an office in San Diego, California. The office was opened to provide technical customer support, provide a closer link to the U.S. government, to position the company to take advantage of the U.S. capital markets and to enable the Company to hire key staff that resided in the area.

Employee Share Plan

In a shareholder meeting held on 26 November 2004 shareholders approved and adopted the Company Employee Share Plan. The Plan was proposed as recognition that motivating and retaining staff and Directors is critical to its business. Under the Plan, Company Shares were offered to Company Directors and staff members as a reward for ongoing service and as an incentive to continue their high level of service to date.

The Plan is intended to provide Directors and employees of the Company with an opportunity to participate in the company's future growth and gives them an incentive to contribute to that growth. The Company Shares were issued to eligible employees for no consideration but are subject to restriction periods specified in the Plan. If a Participant leaves the employment of the Company during any period of restriction then under certain circumstances the Company may require the Participant to have a proportion of any remaining Shares the subject of restriction bought back for a nominal amount.

All full time staff and Director's are eligible to participate in the plan.

Settlement of Outstanding Legal Issues and Contingencies

The Company has settled all outstanding litigation removing all legal related contingent liabilities from the balance sheet.

Material Contracts and QRSciences Limited business progress

The 2005 year continued to be a busy period for the Company. Our revenue grew significantly in 2005. With the increase in revenue came an increase in expenses as we established our office in the U.S.

QRSciences has commercial relationships with L-3 Communications, Lockheed Martin, Rapiscan Security Systems, China Institute of Atomic Energy (CIAE) and Gilardoni.

Rapiscan and QRSciences have integrated QR, X-ray and an advanced metal detection technology developed by QRS into the QXR 1000. This product is now available for sale throughout the world.

QRSciences also has licensing agreements with Lockheed Martin and L-3 Communications. Both agreements were executed subject to conditions precedent that QRSciences management are working to complete.

During the year the Company contracted with the China Institute of Atomic Energy ("CIAE") to build a piece of equipment intended as a prototype model for the security committee of the Beijing Olympics. The prototype was completed and delivered. The agreement builds on the Memorandum of Understanding (MOU) with the CIAE signed earlier in the year. The terms of the agreement govern the development and testing of a new screening system. This system is planned for inclusion as a component in a new multi-technology screening system being developed by the CIAE capable of detecting radioactive and explosive materials together with a wide range of weapons and narcotics.

In late 2004, QRSciences won the prestigious Guy Manson Award as the brightest technology prospect from Australia and New Zealand at the annual ANZA TechNet conference in San Francisco, California. As a direct result, QRSciences was asked to exhibit at the prestigious and invitation only Demo 15 event in Scottsdale, Arizona in February 2005. The Demo 15 event showcases leading edge technologies being launched in the US marketplace.

QRSciences announced in January 2005 that it has been awarded its first prime contract with the U.S. Transportation Security Administration (TSA) an agency of the U.S. Department of Homeland Security.

Under the scope of the contract, the details of which are security sensitive, QRSciences will carry out the initial work at its Perth facility and complete the contract at a yet to be determined airport location in the United States. The multi-phase contract is valued at approximately$400,000 to QRSciences.

In January 2005, QRSciences announced it had reached agreement to promote, sell, re-brand and distribute Italian manufacturer, Gilardoni's range of X-ray equipment in parts of the ASEAN region. Gilardoni is a leading manufacturer of X-ray equipment and OEM components for X-ray and ultrasound equipment with an established client base throughout Europe and South America. QRSciences and Gilardoni are in the late stages of concluding a formal agreement and are also investigating other ways to collaborate, particularly in respect of enhancing the performance of Gilardoni's currently deployed base of x-ray equipment.

On 19 January 2005, the company announced it had joined forces with Moscow's Sheremetyevo International Airport, the primary gateway to the Russian Federation and the busiest International Airport in the country, in a pilot trial of its fully automated explosives detection systems. QRSciences is currently working through the arrangements and logistics for the trial in the Russian Federation which it hopes to complete in 2006.

AusIndustry Grant

In June 2005, QRSciences announced it had been awarded a $2.8 million grant from the Australian Government to support continued development and commercialisation of its Next Generation Explosive Detection system. The AusIndustry grant is a major vote of confidence in QRSciences supporting ongoing innovation and feeds directly into the development of the company's next generation core technology.

AFTER BALANCE DATE EVENTS

Since the end of the Financial Year, QRSciences has appointed three new Directors to the board:

- Dr Timothy Rayner (Executive Director)
- Mr Norman Shanks (Non-Executive Director)
- Mr Joseph Paresi (Non-Executive Director)

Share Buy Back

In September 2005 the company completed a buy-back for consideration of $160 for 1,600,000 shares issued to Mr William Robert Orr on 23 December 2004 as part of the company's Employee Share Plan. Mr Orr is a former Director and Company Secretary of QRSciences Holdings Limited and under the vesting rules within the plan the company has the right to buy back the shares at a nominal amount.

Equity Working Capital Facility

On 22 September 2005, the Company accepted a $5 million working capital facility (Facility) from The At Call Equity Fund (ACE Fund).The ACE Fund is based in Melbourne, Australia.

The Facility will provide a working capital reserve for QRSciences to assist with business development and the implementation of the Company's strategy and product launches both in Australia and overseas.

FUTURE DEVELOPMENTS

The likely developments in the operations of the economic entity are dealt with in the above note and Chairman's Report.

INFORMATION ON DIRECTORS

Mr Kevin Russeth

Mr. Russeth joined QRSciences in 2002 as CEO and Chairman of the Board of Directors. He is also sole Director of wholly owned subsidiaries QRSciences Pty Ltd and QRSciences Corporation.

Day to day he is responsible for management, oversight and the strategic direction of the business.

Mr Russeth commenced his business career with Electronic Data Systems in Dallas, Texas graduating from their Systems Engineer Development Program. He then joined E.F. Hutton & Co (later acquired by Shearson Lehman Brothers) spending 11 years with global investment banks, including Shearson Lehman Brothers, Merrill Lynch, and most recently with Smith Barney as Vice President. Mr. Russeth held NASD Series 7, 9 and 10 licenses until 2002 when he left Smith Barney.

Kevin has had substantial experience in capital raising, assessment of a diverse range of businesses, and has been involved in a variety of complex domestic and international business transactions.

Mr. Russeth completed his undergraduate study at Gustavus Adolphus in St. Peter, Minnesota graduating with honours and a degree in Business Administration. He was accepted into the Boston College School of Management, Chestnut Hill, Massachusetts in April 1985.

Mr Gary Pennefather

Mr Pennefather joined QRSciences in March 2004 and was appointed as Executive Director and Vice-President, Commercial Systems Group. Mr. Pennefather is responsible for coordinating Program Management and Project Management between QRSciences and its overseas customers.

Prior to joining QRSciences, Mr Pennefather worked as a Technology Executive with Atmosphere Networks, Atrove Systems and the CRC for Broadband Telecommunications and Networking and prior to these positions worked in engineering roles with Telstra, QPSX and the Australian Telecommunications Institute.

Mr Simon Bedford

Mr Bedford joined QRSciences in January 2004 and was appointed as Executive Director and Vice-President, Business Development. His responsibilities include US based Technical Customer Support, Government Relations, Technology Assessment and Business Development. Before joining QRSciences, Mr Bedford worked for seven years in a senior role at Quantum Magnetics in the US.

His focus at Quantum Magnetics was Quadrupole Resonance and applications related to baggage screening and landmine detection. In addition to Quadrupole Resonance expertise, Mr Bedford has experience developing and fielding novel personnel screening devices for concealed weapons detection and the application of advanced magnetic resonance technology in industrial process control.

Before Quantum Magnetics, Mr Bedford worked for 5 years at the Defence Evaluation and Research Agency (DERA), a branch of the UK Ministry of Defence.

Mr Bedford also has broad experience in X-ray technology for non-destructive testing systems including diffraction and conventional linescan systems.

He studied Chemistry and Physical Chemistry at Imperial College of Science and Technology, University of London.

Dr Timothy Rayner

Dr. Rayner worked in senior research and development roles at General Electric, InVision Technologies and Quantum Magnetics with expertise in the security business both assessing and developing technologies and specifically in sensor based applications including Quadrupole Resonance (QR), magnetic resonance (MR) and computed tomography (CT).

At General Electric, Security, Dr. Rayner directed the development of new products for the security industry, in particular checkpoint solutions, based on various technologies including QR and low field magnetic sensing.

Before GE, Dr. Rayner directed the research and development at InVision Technologies, the world leader in CT-based explosive detection systems (EDS) and its subsidiary Quantum Magnetics, a specialist in magnetic sensing. Dr. Rayner helped establish a successful government funded R&D program in security and other non-destructive evaluation areas. He was responsible for executing over $30 million dollars worth of US Government funded programs resulting in technologies and solutions for aviation checkpoint, baggage, cargo, vehicles and infrastructure.

Dr. Rayner holds a BSc and PhD from King's College, University of London in Physical Chemistry. At King's College Dr. Rayner was a protégé of Professor John Smith a pioneer in the field of Quadrupole Resonance. Dr. Rayner completed his post doctoral work at the University of Virginia before moving into industry.

Mr Norman Shanks

Mr Norman Shanks is a Fellow of the Security Institute and his distinguished career includes Airport Security Manager for Heathrow Airport from 1986 – 1991, where he was responsible for planning and developing the airport security policies, operational and training procedures.

He was appointed Head of Group Security for BAA Plc (operators of several major UK Airports including Heathrow and Gatwick) from 1991 - 1996 where he guided the BAA Research and Development efforts assessing technologies for enhancing aviation security, during which period he pioneered the smart automated 100% integrated checked baggage screening concept variations which have become the standard for many international airports around the world.

Mr Shanks had been closely involved in the commercialisation of the QR technology and has played a key role in assisting the company establish relationships with regulatory authorities around the world including the United States, U.K. and Canada. He is recognised as one of the world's foremost experts in aviation security with more than thirty years operational and management experience in civil aviation.

Mr Shanks is founder and Principal Partner of NSAI – Norman Shanks Associates International, a consultancy company specializing in Aviation Security and Airport Management services. He was also instrumental on the new Hong Kong International Airport project, planning and developing the aviation security / safety systems and operations. He was the lead specialist operations and security advisor on the integration of the 100% automated checked baggage screening system in Hong Kong.

He was formerly the Chairman of the Airports Council International (ACI) Aviation Security Standing Committee (ASSC) and has served in numerous advisory capacities including IATA Security Working Group – Chairman and the UK National Aviation Security Committee (NASC).

He is currently a member of ACI - Europe Aviation Security Committee, ACI World Level Aviation Security Standing Committee, ACI World Level Security Committee Liaison to ACI Cargo Sub Committee, Subject Matter Expert for the International Civil Aviation Organization (ICAO) on technical mission requests from member states and a member TIACA (The International Air Cargo Association).

Mr Joseph Paresi

Mr. Joseph Paresi was most recently President of L3 Security & Detection Systems, a leading supplier of X-ray security screening systems and metal detectors. He was also Corporate Vice President of Product Development for L-3 Communications Corporation from 1997 to 2005. Mr. Paresi was responsible for developing several advanced airport security systems including the eXaminer 3DX 6000 which is used in more than 600 airports and secure facilities throughout the United States and world-wide. In addition to the eXaminer product range Mr. Paresi had responsibility for 18,000 systems that L-3 has deployed globally. Under the leadership and stewardship of Mr. Paresi, L-3's Security business grew from zero to $ 400 million dollars over a five year period.

Mr Paresi holds advanced degrees in Electrical Engineering and Finance and is a graduate of the US Army Defence Systems Management School. From 1996-1997, he worked for Lockheed Martin Corporation as the Director of Technology in the US$8 Billion Command, Control, Communications, Computer, Intelligence, Surveillance, and Reconnaissance (C4ISR) sector. From 1978-1995, Mr Paresi was the Director of Technology for US$6B Loral Corporation where he held positions in Program Management, Business Development and Design Engineering.

DIRECTORSHIPS HELD OVER THE LAST 3 YEARS

No director has held other listed directorships within the last 3 years in Australia.

Name of Director	Interest in Shares and options at the Date of this Report
Mr Kevin Russeth	11,100,000, Ordinary Shares (Direct & Indirect) 1,250,000 x 40 cent Options expiry 12 January 2006 1,250,000 x 60 cent Options expiry 12 January 2006 1,250,000 x $1.00 Options expiry 12 January 2006
Mr Gary Pennefather	1,600,000 Ordinary Shares
Mr Simon Bedford	1,600,000 Ordinary Shares
Dr Timothy Rayner	Nil
Mr Norman Shanks	600,000 x Preference A Shares 600,000 x Preference B Shares 200,000 x 40 cent Options expiry 12 January 2006
Mr Joseph Paresi	Nil

DIRECTORS MEETINGS

During the financial year, 15 meetings of directors were held. The number of meetings attended by each director during the year is stated in this report.

During the period informal management meetings at which various directors have participated were conducted. These meetings dealt with specific topics arising from or for consideration at formal directors meetings.

Attendances

	Eligible to Attend	Attended
Mr Kevin Russeth	15	15
Mr Gary Pennefather	15	15
Mr Simon Bedford	15	13
Dr Timothy Rayner	0	0
Mr Norman Shanks	0	0
Mr Joseph Paresi	0	0

REMUNERATION REPORT

This report details the nature and amount of remuneration for each Director of QRSciences Holdings Limited and for the executives receiving the highest remuneration.

The board of QRSciences Holdings Limited believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and Directors to run and manage the economic entity, as well as create goal congruence between Directors, executives and shareholders.

The board's policy for determining the nature and amount of remuneration for board members and senior executives of the economic entity is as follows:

- The remuneration policy, setting the terms and conditions for the executive Directors and other senior executives, is being approved by the board. The board has sought professional advice from independent external consultants.

- All executives receive a base salary (which is based on factors such as length of service and experience), superannuation, fringe benefits, shares, options and performance incentives.

- The board reviews executive packages annually by reference to the economic entity's performance, executive performance and comparable information from industry sectors and other listed companies in similar industries.

Executives are also entitled to participate in the employee share and option arrangements.

The executive Directors and executives receive a superannuation guarantee contribution required by the government, which is currently 9% in Australia, and do not receive any other retirement benefits. Some individuals, however, have chosen to sacrifice part of their salary to increase payments towards superannuation.

The board policy is to remunerate non-executive Directors at market rates for comparable companies for time, commitment and responsibilities. The board determines payments to the non-executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required.

PERFORMANCE BASED REMUNERATION

As part of each executive director and executives remuneration package the Company plans to put in a performance-based component, consisting of key performance indicators (KPIs). The intention of this program is to more closely align the goals of directors/executives with that of the business and shareholders. The KPIs will be set annually, with a certain level of consultation with directors/executives to ensure buy-in. The measures will be specifically tailored to the areas each director/executive is involved in and has a level of control over. The KPIs will target areas the board believes hold greater potential for group expansion and profit, covering financial and non-financial as well as short- and long-term goals. The level set for each KPI will be based on budgeted figures for the group and respective industry standards.

Performance in relation to the KPIs will be assessed annually, with bonuses being awarded depending on the number and deemed difficulty of the KPIs achieved. Following the assessment, the KPIs will be reviewed by the board in light of the desired and actual outcomes, and their efficiency is assessed in relation to the group's goals and shareholder wealth, before the KPIs are set for the following year.

COMPANY PERFORMANCE, SHAREHOLDER WEALTH AND DIRECTORS' AND EXECUTIVES' REMUNERATION

The Company continues to achieve its goals and has made considerable commercial progress over the last year.

The remuneration policy is tailored to motivate Directors, Management and employees. The issue of shares and options to the majority of directors and executives encourage the alignment of personal and shareholder interests. The company believes this policy has been effective in progressing the company commercially.

	2003	2004	2005
	$	$	$
Revenue	341,705	612,013	2,257,257
Net Profit (Loss)	(3,663,181)	(4,199,926)	(6,446,259)
Share Price at Year-end	0.205	0.14	0.081

Details of Remuneration for Year Ended 30 June 2005

2005	Salary, Fees and Commissions	Superannuation Contribution	Cash Bonus	Non-cash Benefits	Shares / Options	Total
	$	$	$	$	$	$
Directors						
K Russeth	289,866	12,728			*640,000	942,594
G Pennefather	212,000	12,451			*128,000	352,451
S Bedford	208,579	7,235			*128,000	352,814
Specified Executives						
R Orr	99,990	10,067			*192,000	302,057
D Bromley	84,712	7,624			*56,000	148,336
N Shanks	149,087	-			61,640	210,727
J Hollyock	162,001	21,447			192,625	376,073
T Nulsen	110,001	13,467			115,575	239,043

Details of Remuneration for Year Ended 30 June 2004

2004	Salary, Fees & Commissions $	Superannuation Contributions $	Cash Bonus $	Non-Cash Benefits $	Shares / Options $	Total $
Directors						
Mr Russeth	237,074	15,300	160,000	-	-	412,374
Mr Devine	47,727	-	-	-	-	47,727
Mr Pennefather	49,315	4,438	-	-	-	53,753
Mr Bedford	84,622	-	-	-	-	84,622
Mr Orr	120,175	10,816	-	-	-	130,991
Less remuneration as employee	(20,000)	(1,800)	-	-	-	(21,800)
	100,175	9,016	-	-	-	109,191
Specified Executives						
N Shanks	150,555	-	-	-	-	150,555
J Hollyock	134,676	7,440	-	-	-	142,116
T Nulsen	141,582	9,099	-	-	-	150,681

* At a QRSciences Holdings Limited shareholder meeting held on 26 November 2004 shareholders approved and adopted the Company Employee Share Plan.

The Shares / Options component of the remuneration indicated above by * represents the issue of these shares. On 26 November 2004, the Ordinary Share price quoted on the ASX closed at $0.24. This share price reflects the value of the remuneration for the shares as it is the date that the resolution was carried.

On 1 July 2005, the first tranche of shares vested to directors and specified officers. On this day the Ordinary Share price quoted on the ASX closed at $0.084. The value of the vesting shares on that day is represented in the following table:

Directors	Shares Number	Shares $
K Russeth	2,666,666	224,000
G Pennefather	533,333	44,800
S Bedford	533,333	44,800
Specified Executives		
R Orr	800,000	67,200
D Bromley	233,333	19,600

Ordinary Shares were issued to eligible directors and executives for nil consideration and are subject to restriction periods specified in the Plan. The Company Shares issued to eligible directors and specified executives to date are subject to vesting restriction periods as follows:

	1 July 2005	1 July 2006	1 July 2007
K Russeth	2,666,666	2,666,666	2,666,668
G Pennefather	533,333	533,333	533,334
S Bedford	533,333	533,333	533,334
R Orr	800,000	-	-
D Bromley	233,333	233,333	233,334

If a Participant leaves the employment of the Company during any period of restriction then under certain circumstances the Company may require the Participant to have a proportion of any remaining Shares the subject of restriction bought back for a nominal amount.

In September 2005, the company completed a buy-back of the outstanding 1,600,000 unvested shares issued to Mr R Orr for the consideration of $160.

All full time staff and Director's are eligible to participate in the plan.

On 9 March 2005 the Company entered into an employment contract with Mr K Russeth. The contract provides for payment of a salary of $225,000 per annum plus superannuation plus a car allowance of $20,000. In the event of termination the Company is required to pay twelve months salary in lieu of termination.

On 12 February 2004 the Company entered into an employment contract with Mr G Pennefather. The contract provides for payment of a salary of $160,000 per annum plus superannuation. In the event of termination by the Company, the Company is required to pay six months salary in lieu of termination.

AUDIT COMMITTEE

The Company does not have a formally constituted audit committee at the date of this report. An audit committee is not considered necessary as the auditor reports to the Board of Directors via the CFO each six months on his findings prior to the directors adopting the accounts and has full access to the Board during the year.

INDEMNIFYING OFFICERS OR AUDITORS

The Company has, during the period, in respect of any person who is or has been an officer or auditor of the Company or a related body corporate:

- indemnified and entered into a relevant agreement to indemnify against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings; or
- paid or agreed to pay a premium in respect of a contract insuring against a liability incurred as an officer for the costs or expenses to defend legal proceedings.

OPTIONS

Options issued or agreed to be issued over unissued shares or interest during or since the financial year by the Company or controlled entity to directors or Officers as part of their remuneration are as follows:

No Options have been issued to Directors or Officers during or since the financial year.

For the financial year ended 30 June 2005, 11,234,626 shares have been issued by virtue of the exercise of options during the year or to the date of this report.

PROCEEDINGS ON BEHALF OF COMPANY

Proceedings on behalf of subsidiary QRSciences Pty Ltd:

The Company has settled all outstanding litigation removing all contingent liabilities from the balance sheet.

QRSciences Pty Ltd has applied to the British High Court in relation to seeking reimbursement of legal costs in relation to the matter awarded to QRSciences Pty Ltd regarding interpretation and clarification of a clause within the BTG contract. The company has received $300,000 in legal costs to date and will be awarded further costs in relation to the legal proceedings after cost assessment later in 2005.

Except for the above no person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The board of directors is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

- all non-audit services are reviewed and approved by the board prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and
- the nature of the services provided do not compromise the general principles relating to auditor independence as set out in the Institute of Chartered Accountants in Australia and CPA Australia's Professional Statement F1: Professional Independence.

The following fees for non-audit services were paid/payable to the external auditors during the year ended 30 June 2005:

Taxation services	$ 6,035
Accounting advice and services	$12,526
	$18,561

AUDITOR'S INDEPENDENCE DECLARATION

The lead auditor's independence declaration for the year ended 30 June 2005 has been received and can be found on page 60.

Signed in accordance with a resolution of the directors.

K L Russeth

DIRECTOR

Dated at Perth this 30 day of September 2005

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2005

	Note	Economic Entity		Parent Entity	
		2005 $000	2004 $000	2005 $000	2004 $000
Revenues from ordinary activities	2,3	2,257,257	612,013	945,555	410,826
Gain relating to acquisition of additional interest in controlled entity		-	1,445,596	-	-
Raw materials and consumables used		(830,082)	(265,706)	-	-
Employee benefits expense		(3,127,583)	(2,485,949)	(809,506)	(433,100)
Depreciation and amortisation expense	3	(123,115)	(135,103)	(7,570)	(7,305)
Borrowing costs expense	3	-	(1,808)	-	(1,170)
Rental Expense		(107,182)	(120,354)	-	(31,741)
Consulting Expense		(1,180,633)	(453,269)	(81,620)	(172,513)
Travel Expense		(348,677)	(214,537)	(17,161)	(3,636)
License Fees		(272,410)	(1,000,359)	-	(250,000)
Legal Expense		(1,264,575)	(592,994)	(214,143)	(59,618)
Patent Costs		(335,465)	(90,254)	-	-
Insurance Expense		(86,036)	(125,626)	(16,345)	(39,494)
Directors Fees		(432,712)	(211,709)	(277,912)	(46,591)
ASX / ASIC & Share Register Fees		(70,887)	(105,716)	(54,678)	(92,468)
Stamp Duty		(20)	(10,531)	(20)	(10,531)
Other expenses from ordinary activities		(524,139)	(443,620)	(152,723)	(60,331)
Profit from ordinary activities before income tax expense		(6,446,259)	(4,199,926)	(686,123)	(797,672)
Income tax expense relating to ordinary activities	4	-	-	-	-
Profit (loss) from ordinary activities after related income tax expense		(6,446,259)	(4,199,926)	(686,123)	(797,672)
Profit (loss) from extraordinary item after related income tax expense/(revenue)		-	-	-	-
Net profit (loss)		(6,446,259)	(4,199,926)	(686,123)	(797,672)
Net profit (loss) attributable to outside equity interests		1,480,786	2,210,341	-	-
Net profit attributable to members of the parent entity	15	(4,965,473)	(1,989,585)	(686,123)	(797,672)
Total changes in equity other than those resulting from transactions with owners as owners		(4,965,473)	(1,989,585)	(686,123)	(797,672)
Basic earnings per share (cents per share)	5	-0.03	-0.03		
Diluted earnings per share (cents per share)	5	-0.02	-0.02		

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2005

	Note	Economic Entity		Parent Entity	
		2005	2004	2005	2004
CURRENT ASSETS		$000	$000	$000	$000
Cash assets	6	4,015,783	2,704,637	2,526,752	2,703,328
Prepayments	7	19,112	19,852	-	-
Receivables	7	285,437	515,431	-	-
TOTAL CURRENT ASSETS		4,320,332	3,239,920	2,526,752	2,703,328
NON-CURRENT ASSETS					
Receivables	7	-	-	13,213,335	5,678,028
Intellectual Property	8	27,184,330	29,538,170	-	-
Other financial assets	9	527,506	527,506	22,499,287	17,786,627
Property, plant and equipment	10	293,378	313,133	27,211	27,649
Other		4	4	4	4
TOTAL NON-CURRENT ASSETS		28,005,218	30,378,813	35,739,837	23,492,308
TOTAL ASSETS		32,325,550	33,618,733	38,266,589	26,195,636
CURRENT LIABILITIES					
Payables	11	618,176	1,153,896	71,297	31,455
Interest-bearing liabilities	12	-	-	-	-
Provisions	13	262,608	208,807	72,125	56,386
TOTAL CURRENT LIABILITIES		880,784	1,362,703	143,422	87,841
NON-CURRENT LIABILITIES					
Other		-	-	-	-
TOTAL NON-CURRENT LIABILITIES		-	-	-	-
TOTAL LIABILITIES		880,784	1,362,703	143,422	87,841
NET ASSETS		31,444,766	32,256,030	38,123,167	26,107,795
EQUITY					
Contributed equity	14	42,730,086	30,028,591	42,730,086	30,028,591
Retained profits	15	(11,285,320)	(6,319,847)	(4,606,919)	(3,920,796)
Parent entity interest		31,444,766	23,708,744	38,123,167	26,107,795
Outside equity interest	16	-	8,547,286	-	-
TOTAL EQUITY		31,444,766	32,256,030	38,123,167	26,107,795

The accompanying notes form part of these financial statements.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876
AND CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2005

	Note	Economic Entity		Parent Entity	
		2005 $000	2004 $000	2005 $000	2004 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		779,393	41,417	-	-
Payments to suppliers and employees		(8,983,845)	(5,495,873)	(1,568,405)	(1,175,133)
Interest received		197,772	50,312	192,248	47,518
Borrowing costs		-	-	-	-
Interest paid		(6,120)	(1,808)	-	(1,170)
R&D Start Grant Income		1,250,473	-	-	-
Legal Costs Recovery		300,120	-	-	-
Net cash provided by (used in) operating activities	26	(6,462,207)	(5,405,952)	(1,376,157)	(1,128,785)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payment for investment in controlled entities		-	-	(6,670,000)	(4,331,868)
Purchase of property, plant and equipment		(103,360)	(109,395)	(7,132)	(24,547)
Purchase of investments		-	-	-	-
Repayment of loans other entities		-	-	-	-
Loans to other entities		-	-	-	-
Loans to controlled entities		-	-	-	(1,336,059)
Net cash provided by (used in) investing activities		(103,360)	(109,395)	(6,677,132)	(5,692,474)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		7,876,713	7,798,229	7,876,713	9,097,114
Share buy-back payment		-	-	-	-
Proceeds from borrowings		-	-	-	-
Repayment of borrowings		-	(3,800,000)	-	(3,800,000)
Net cash provided by (used in) financing activities		7,876,713	3,998,229	7,876,713	(5,297,114)
Net increase in cash held		1,311,146	(1,517,118)	(176,576)	(1,524,145)
Cash at 1 July 2004		2,704,637	4,221,755	2,703,328	4,227,467
Cash at 30 June 2005	6	4,015,783	2,704,637	2,526,752	2,703,328

The accompanying notes form part of these financial statements.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004

NOTE 1 STATEMENT OF ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board.

The financial report covers the economic entity of QRSciences Holdings Limited and controlled entities, and QRSciences Holdings Limited as an individual parent entity. QRSciences Holdings Limited is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a) Principles of Consolidation

A controlled entity is any entity controlled by QRSciences Holdings Limited. Control exists where QRSciences Holdings Limited has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with QRSciences Holdings Limited to achieve the objectives of QRSciences Holdings Limited. A list of controlled entities is contained in Note 19 to the financial statements

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

(b) Income Tax

The economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(c) Land Held for Resale

Land held for development and resale is valued at the lower of cost and net realisable value. Cost includes the cost of acquisition, development, foreign currency movements, interest on funds borrowed for the development and holdings costs until completion of development. Interest, foreign currency movements and holding charges incurred after development are expensed. Profits are brought to account on the signing of an unconditional contract of sale.

(d) Property Plant and Equipment

Each class of property, plant and equipment are carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Depreciation

The depreciable amount of fixed assets, excluding freehold land, is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use.

Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Plant and equipment	5–33%

(e) Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to entities in the economic entity are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the economic entity will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability. Lease payments received reduce the liability.

(f) Investments

Shares in listed companies held as current assets are valued by directors at those shares' market value at each balance date. The gains or losses, whether realised or unrealised, are included in profit from ordinary activities before income tax.

Non-current investments are measured on the cost basis. The carrying amount of non-current investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the quoted market value for listed investments or the underlying net assets for other non-listed investments. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

(g) Research and Development Expenditure

Research and Development costs are charged to loss from ordinary activities before income tax as incurred or deferred where it is expected beyond reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs.

Deferred research and development expenditure is amortised on a straight line basis over the period during which the related benefits are expected to be realised, once the commercial production has commenced.

(h) Intellectual Property

Intellectual property consists of patents, licenses and other technical know how and is included in the consolidated Statements of Financial Position at the cost of acquisition. Cost of acquisition comprises the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. Equity instruments issued as consideration were recorded at their market price at the date of acquisition which is considered to equate to fair value. The carrying amount of intellectual property is reviewed periodically by the directors to ensure that it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flow that will be received from the use of these assets and their subsequent disposal.

It is intended that intellectual property will be amortised in the future on a basis related to the derivation of license income.

(i) Employee Entitlements

Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements. Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

(j) Cash

For the purpose of the statement of cash flows, cash includes:

- cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and investments in money market instruments with less than 14 days to maturity.

(k) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform to changes in presentation for the current financial year.

(l) Revenue Recognition

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established.

Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

Revenue recognition policies for investments are described in note 1(d).

All revenue is stated net of the amount of goods and services tax (GST).

(m) Doubtful Debts

The collectability of debts is assessed at year-end and specific provision is made for any doubtful accounts.

(n) Dividends

There are no retained profits from which to pay franked dividends.

(o) Adoption of Australian Equivalents to International Financial Reporting Standards.

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board, effective for financial years commencing 1st January 2005.

The company's / economic entity's management have assessed the significance of these changes and are preparing for their implementation. Appropriate processes have been set in place to oversee and manage this transition to IFRS which involves:

- the identification of the key differences in accounting policies and disclosures that are likely to arise from the transition to IFRS and their impact on information requirements, reporting and other related processes;
- formulating the changes required to existing policies, processes and systems in order to transition to IFRS;
- implementing the necessary changes to the accounting and business procedures.

The directors are of the opinion that the key differences in accounting policies that would arise from the adoption of the IFRS standards (based on standards issued to date and pending standards) are as summarised below. This summary should not be taken as an exhaustive list of all differences and does not include disclosure, presentation and classification differences that would affect the manner in which transactions or events are presented.

The company's management, with the assistance of external consultants, has assessed the significance of the expected changes and is preparing for their implementation. The impact of the alternative treatments and elections under AASB 1: First Time Adoption of Australian Equivalents to International Financial Reporting Standards has been considered where applicable. The adoption of AIFRS will be reflected in the Group's financial statements for the year ended 30 June 2006. On first time adoption of AIFRS, comparatives for the financial year ended 30 June 2005 are required to be restated

The directors are of the opinion that the key material differences in the economic entity's accounting policies on conversion to AIFRS and the financial effect of these differences, where known, are as follows. Users of the financial statements should note, however, that the amounts disclosed could change if there are any amendments by standard setters to the current AIFRS or interpretation of the AIFRS requirements changes from the continuing work of management.

Impairment of Assets

Under AASB 136: Impairment of Assets, the recoverable amount of an asset is determined as the higher of fair value less costs to sell, and value in use. In determining value in use, projected future cash flows are discounted using a risk adjusted pre-tax discount rate and impairment is assessed for the individual asset or at the 'cash generating unit' level. A 'cash generating unit' is determined as the smallest group of assets that generates cash flows that are largely independent of the cash inflows from other assets or groups of assets.

The current policy is to determine the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the asset's use and subsequent disposal. It is likely that this change in accounting policy will lead to impairments being recognised more often.

The company is in the process of seeking an experts report to assess its impairment testing policy as at 1 July 2005. The Intellectual Property in question is associated with the Quadrupole Resonance technology and its relevant patents. There are inherent difficulties in obtaining reliable expert valuations in such a ground-breaking technology however the Company is currently investigating the feasibility of obtaining an appropriate valuation from the United States.

The impact of the change is not estimated at this stage however it is expected that there will be a write-down of the IP value in accordance with AASB 136 Impairment of Assets during the half year ending 31 December 2005. The book value of Company's IP is stated as $27.2m and as such there are potentially significant impairment losses to be incurred if the Intellectual Property is written down. Any such losses are expected to be made retrospectively against net earnings as at 1 July 2004.

Share based payments

Under AASB 2 Share-based Payment, from 1 July 2004 the group is required to recognise an expense for those shares that were issued to employees as part of the Executive Share Plan after 7 November 2002 but that had not vested by 1 January 2005. Under AIFRS, the fair value of shares granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date using a discounted valuation method that takes into account the terms and conditions upon which the shares are granted. This will result in a change to the current accounting policy under which no expense is recognised for equity-compensated compensation.

As permitted under AIFRS first time adoption, the Company will not retrospectively recognise share-based payments that have vested before 1 January 2005. For the financial year ended 30 June 2005, employee benefits expenses are expected to be increased by $1,143,999 in both the consolidated entity and the company representing the shares expense for the period. Similarly, Share Capital is expected to increase in the both the consolidated entity and the company by $1,143,999.

Summary

On transition to AIFRS the estimated cumulative financial effect of the reliably known differences on the consolidated entity's reported net profit and equity as at 30 June 2005 is summarised below. As noted above, these amounts represent management's best estimates, and could differ from actuals.

	Consolidated Entity 2005 $	Company 2005 $
Reconciliation of Net Profit		
Net loss reported under Australian Accounting Standards	(4,965,473)	(686,123)
Key transitional adjustments:		
- Share based remuneration	(1,143,999)	(1,143,999)
Net loss under AIFRS	(6,109,472)	(1,830,122)
Reconciliation of Equity		
Total equity reported under Australian Accounting Standards	31,444,766	38,123,167
Retrospective adjustments to equity at 1 July 2004		
- Share based remuneration	(1,143,999)	(1,143,999)
- Increase in equity arising from share based remuneration	1,143,999	1,143,999
Total equity under AIFRS	31,444,766	38,123,167

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$

NOTE 2 OPERATING REVENUE

Operating Activities:

Interest received	197,772	50,312	945,555	410,826
Sale of goods	608,241	513,932	-	-
Grant income	1,136,794	46,236	-	-
Legal Costs Recovery	300,120	-	-	-
Other revenue	14,330	1,533	-	-
Total Revenue	2,257,257	612,013	945,555	410,826

NOTE 3 OPERATING PROFIT BEFORE INCOME TAX

Profit from ordinary activities before income tax has been determined after:

Operating Activities:

Interest received	197,772	50,312	945,555	410,826
Sale of goods	608,241	513,932	-	-
Grant income	1,136,794	46,236	-	-
Legal Costs Recovery	300,120	-	-	-
Other revenue	14,330	1,533	-	-
Total Revenue	2,257,257	612,013	945,555	410,826

(b) Expenses:

Borrowing costs (interest) paid/due and payable to				
-other persons	-	1,808	-	1,170
Depreciation of property, plant and equipment	123,115	135,103	7,570	7,305

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$

NOTE 4 INCOME TAX

(a) At 30 June 2005, the directors estimate that the potential future income tax benefit in respect of tax losses not brought to account is as follows:

Revenue losses	9,474,731	7,985,089	789,630	583,793
Capital losses	-	-	-	-

This benefit for tax losses will only be obtained if:

(i) The relevant entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) The relevant entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) No changes in tax legislation adversely affect the relevant entity in realising the benefit from the deductions for the losses.

The prima facie tax expense on the operating profit before tax differs from the income tax provided in the accounts due primarily to the tax effect of tax losses not brought to account as a future income tax benefit.

NOTE 5 EARNINGS PER SHARE

	Economic Entity	
	2005 $	2004 $
Reconciliation of Earnings used in the Calculation of Earnings per Share		
Operating profit/(loss) after income tax	(6,446,259)	(4,199,926)
Earnings used in the Calculation of Basic Earnings per Share	(6,446,259)	(4,199,926)
Reconciliation of Weighted Average Numbers of Ordinary Shares used in the Calculation of Earnings per Share		
Weighted average numbers of ordinary shares used in the calculation of the basic earnings per share	197,158,414	138,339,575
Weighted average numbers of options outstanding	33,553,444	55,754,607
Weighted average numbers of ordinary shares used in the calculation of dilutive earnings per share	243,420,982	205,102,051

Classification of Securities

The following securities have been classified as securities. Potential ordinary shares are included in determination of dilutive EPS: - options outstanding, Conversion, Call, Subscription or Issues after 30 June 2005.

- On 18 July 2005 the Company issued 800,000 ordinary shares.
- On 19 July 2005 the Company issued 3,300,000 ordinary shares and 550,000 options exercisable at 40 cents expiry 12 January 2006
- On 4 August 2005 the Company issued 700,000 ordinary shares and 33,333 options exercisable at 40 cents expiry 12 January 2006

There have been no other:

- Conversions to, calls of, or subscriptions for ordinary shares; or
- Issues of potential ordinary shares;

- since the reporting date and before the completion of these accounts.

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$

NOTE 6 CASH ASSETS

Cash at Bank	4,015,103	2,704,637	2,526,752	2,703,328
	4,015,103	2,704,637	2,526,752	2,703,328

NOTE 7 RECEIVABLES

Current				
Other debtors	285,437	515,431	-	-
Prepayments	19,112	19,852	-	-
	304,549	535,283	-	-
Non Current				
Loans to unrelated entities	-	-	-	-
QRSciences Pty Ltd secured	-	-	13,213,335	5,678,028
	-	-	13,213,335	5,678,028

Security for Interest Bearing Liabilities

The drawdown loan facility has been provided to QRSciences Pty Ltd by QRSciences Holdings Limited, secured by way of a fixed and floating charge over the assets of QRSciences Pty Ltd. The interest rate payable is 8% per annum and is currently being capitalised.

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
NOTE 8 INTELLECTUAL PROPERTY				
Intellectual property at cost	27,184,330	29,538,170	-	-
	27,184,330	29,538,170	-	-
Movements during the year				
Opening balance	29,538,170	29,538,170	-	-
Discount on acquisition of the remaining 39% outside equity interest in QRSciences Pty Ltd (refer to Note 26iii)	(2,353,840)	-	-	-
Closing balance	27,184,330	29,538,170	-	-
NOTE 9 OTHER FINANCIAL ASSETS				
Non Current				
Shares in other unlisted entities	4	4	4	4
QRSciences Limited – 100% equity held (principle activity: Research and Development company) (2004: 61%)	-	-	21,971,781	17,259,121
Freeside Pty Ltd – 19% equity held (principle activity: investment in Old Perth Port)	417,500	417,500	417,500	417,500
Chief entity's interest in business undertakings (refer Note 20)	110,002	110,002	110,002	110,002
	527,506	527,506	22,499,287	17,786,627

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$

NOTE 10 PROPERTY, PLANT AND EQUIPMENT

Furniture and Fittings				
At cost	1,781,436	1,678,076	49,544	42,383
Accumulated depreciation	(1,488,058)	(1,364,943)	(22,333)	(14,734)
Total Property, Plant and Equipment	293,378	313,133	27,211	27,649

NOTE 11 PAYABLES

Trade creditors and accruals	618,176	1,153,896	71,297	31,455

NOTE 12 INTEREST BEARING LIABILITIES

Current				
Loans from non related parties - secured	-	-	-	-
Loans from related parties - secured	-	-	-	-
	-	-	-	-

Financing Arrangements

The consolidated entity does not have access to any unused finance facilities as at 30 June 2005.

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$

NOTE 13 PROVISIONS

Current				
Audit fee	17,700	26,000	7,700	10,000
Employee entitlements – provision for annual leave	244,908	182,807	64,425	46,386
other	-	-	-	-
	262,608	208,807	72,125	56,386
Number of employees at year end	33	34	5	4

NOTE 14 CONTRIBUTED EQUITY

a) 216,016,902 (2004:168,616,536) ordinary shares fully paid	38,017,457	29,928,591	38,017,457	29,928,591
b) 23,686,217 Preference A Shares	2,468,517	-	2,468,517	-
23,686,248 Preference B Shares	2,139,410	-	2,139,410	-
c) 21,760,000 options (2004: 21,760,000) exercisable at 20 cents on or before 12 January 2005	-	100,000	-	100,000
d) 37,415,851 options (2004: Nil) exercisable at 40 cents on or before 12 January 2006	104,702	-	104,702	-
	42,730,086	30,028,591	42,730,086	30,028,591

	Economic Entity		Parent Entity	
	2005 $	2004 $	2005 $	2004 $
(a) Movements During the Period Ordinary Issued and fully paid Share Capital				
Opening balance at the beginning of the reporting period	29,928,591	20,581,477	29,928,591	20,581,477
Issue of 6,569,413 fully paid ordinary shares- August 2003		1,111,700		1,111,700
Issue of 5,687,500 fully paid ordinary shares- September 2003		949,995		949,995
Issue of 5,300,000 fully paid ordinary shares- September 2003		1,000,000		1,000,000
Issue of 1,946,994 fully paid ordinary shares- September 2003		308,000		308,000
Issue of 8,792,453 fully paid ordinary shares- November 2003		983,885		983,885
Issue of 298,507 fully paid ordinary shares- December 2003		40,000		40,000
Issue of 16,213,141 fully paid ordinary shares- February 2003		2,165,000		2,165,000
Issue of 19,882,669 fully paid ordinary shares- February 2003		2,812,412		2,812,412
Issue of 21,865,740 fully paid ordinary shares- September 2004	5,856,500		5,856,500	
Issue of 85,000 fully paid shares pursuant to option exercise December 2004	17,000		17,000	
Issue of 13,600,000 fully paid ordinary shares - December 2004	-		-	
Issue of 11,149,626 fully paid shares pursuant to option exercise				
December 2004	338,452		338,452	
January 2005	1,891,148		1,891,148	
Option expiry January 2005	100,000		100,000	
Issue of 700,000 fully paid ordinary shares - January2004	-		-	
Issue of 800,000 fully paid ordinary shares- July 2005	112,000		112,000	
Transaction Costs relating to Share Issues	(226,234)	(23,878)	(226,234)	(23,878)
	38,017,457	29,928,591	38,017,457	29,928,591

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
(b) Movements During the Period Unquoted Preference A Shares pursuant to acquisition of QRSciences Pty Ltd				
Opening balance at the beginning of the reporting period	-	-	-	-
Issue of Preference shares pursuant to acquisition of QRSciences Pty Ltd				
23,686,217 Preference A	2,468,547		2,468,547	
23,686,248 Preference B	2,139,410		2,139,410	
	4,607,957		4,607,957	
(c) Movements During the Period Options to subscribe for Ordinary Shares exercisable at 20 cents on or before 12 January 2005				
Opening balance at the beginning of the reporting period 21,760,000	100,000	100,000	100,000	100,000
Option expiry January 2005	(100,000)		(100,000)	
Closing balance at the end of the reporting period Nil	-	100,000	-	100,000
(d) Movements During the Period Options to subscribe for Ordinary Shares exercisable at 40 cents on or before 12 January 2006				
Opening balance at the beginning of the reporting period 18,662,586	-	-	-	-
Issue of 10,857,870 options on September 2004 exercisable at 40 cents before 12 January 2006	-	-	-	-
Issue of 7,895,395 options on September 2004 exercisable at 40 cents before 12 January 2006 pursuant to acquisition of QRSciences Pty Ltd	104,702	-	104,702	-
Closing balance at the end of the reporting period 37,415,851	104,702	-	104,702	-

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
Movements During the Period Options to subscribe for Ordinary Shares exercisable at 60 cents on or before 12 January 2006				
Opening balance at the beginning of the reporting period 3,000,000	-	-	-	-
Closing balance at the end of the reporting period 3,000,000	-	-	-	-
Movements During the Period Options to subscribe for Ordinary Shares exercisable at $1.00 on or before 12 January 2006				
Opening balance at the beginning of the reporting period 3,000,000	-	-	-	-
Closing balance at the end of the reporting period 3,000,000	-	-	-	-

NOTE 15 RETAINED PROFITS (LOSSES)

Accumulated losses at the beginning of the financial Year	(6,319,847)	(4,330,262)	(3,920,796)	(3,123,124)
Net Profit (loss) attributable to the members of the parent entity	(4,965,473)	(1,989,585)	(686,123)	(797,672)
Accumulated losses at the end of the financial Year	(11,285,320)	(6,319,847)	(4,606,919)	(3,920,796)

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$

NOTE 16 OUTSIDE EQUITY INTEREST

Outside equity interests comprises of:				
Share capital	-	8,669,721	-	-
Reserves/Retained losses	-	(122,435)	-	-
	-	8,547,286	-	-

NOTE 17 AUDITORS REMUNERATION

Amounts received or due and receivable by the				
auditors of the parent entity for				
Auditing or reviewing the financial report	7,700	10,000	7,700	10,000
Other services	18,561	-	18,561	-
	26,261	10,000	26,261	10,000

Amounts received or due and receivable by the auditors of the subsidiaries for:				
Auditing or reviewing the financial report	10,000	16,000	-	-
	10,000	16,000	-	-

NOTE 18 DIRECTORS AND EXECUTIVES DISCLOSURES

Names and positions held of parent entity directors and specified executives in office at any time during the financial year are:

Parent Entity Directors

Mr K Russeth	Chairman - Executive
Mr S Bedford	Director - Executive
Mr G Pennefather	Director – Executive

Specified Executives

Mr R Orr	Company Secretary (Resigned 2 July 2005)	QRSciences Holdings Ltd
Mr D Bromley	CFO / Company Secretary	QRSciences Holdings Ltd
Mr N Shanks	Director	QRSciences Pty Ltd
Mr J Hollyock	Director – Executive	QRSciences Pty Ltd
Mr T Nulsen	Vice President Advanced Technology	QRSciences Pty Ltd

Shares issued on Exercise of Remuneration Options

There were no shares issued as a result of exercising Options Granted as Remuneration during the financial year

1. Options and Rights Holdings

2005

Parent Entity Director	Balance 1.07.04	Granted as remuneration	Options Exercised	Net change other ***	Balance 30.06.05
Mr Russeth	3,750,000	-	-	-	3,750,000
Mr Pennefather	18,000	-	-	(18,000)	-
Mr Bedford	-	-	-	-	-
Specified Executives					
Mr Orr	4,350,000	-	-	(600,000)	3,750,000
Mr Bromley	200,000	-	-	(200,000)	-
N Shanks	-	-	-	200,000	200,000
J Hollyock	-	-	-	-	-
T Nulsen	-	-	-	-	-

2004

Parent Entity Director	Balance 1.07.03	Granted as remuneration	Options Exercised	Net change other ***	Balance 30.06.04
Mr Russeth	3,750,000	-	-	-	3,750,000
Mr Devine	1,662,500	-	-	-	1,662,500
Mr Koster	200,000	-	-	-	200,000
Mr Pennefather	18,000	-	-	-	18,000
Mr Bedford	-	-	-	-	-
Mr Orr	4,350,000	-	-	-	4,350,000
Specified Executives					
N Shanks	-	-	-	-	-
J Hollyock	-	-	-	-	-
T Nulsen	-	-	-	-	-

*** Net change other refers to shares purchased or sold during the financial year.

2. Shareholdings

2005

Parent Entity Director	Balance 1.07.04	Granted as remuneration	On Exercise of Options	Net change other***	Balance 30.06.05
Mr Russeth	2,240,465	**8,000,000	-	2,859,535	*11,100,000
Mr Pennefather	-	**1,600,000	-	-	1,600,000
Mr Bedford	-	**1,600,000	-	-	1,600,000
Specified Executives					
Mr Orr	350,000	2,400,000-	-	(250,000)	2,500,000
Mr Bromley	-	**700,000-	-	-	700,000
N Shanks	-	-	-	#1,200,000	#1,200,000
J Hollyock	-	-	-	#2,250,000	#2,250,000
T Nulsen	-	-	-	#2,250,000	#2,250,000

*Held directly and indirectly.
** Vested over three year period as per page 21 of the Directors Report.
# Refers to A & B Preference Shares cumulative - 50% of each.
***Net change other refers to shares purchased, sold or acquired during the financial year.

2004

Parent Entity Director	Balance 1.07.03	Granted as remuneration	On Exercise of Options	Net change other***	Balance 30.06.04
Mr Russeth	1,762,465	-	-	-	2,240,465
Mr Devine	415,000	-	-	-	415,000
Mr Koster	-	-	-	-	-
Mr Pennefather	-	-	-	-	-
Mr Bedford	-	-	-	-	-
Mr Orr	350,000	-	-	-	350,000
Specified Executives					
N Shanks	-	-	-	-	-
J Hollyock	400,000	-	-	(400,000)	-
T Nulsen	-	-	-	-	-

NOTE 19 CONTROLLED ENTITIES

The following were controlled entities at 30 June 2005 and were included in the consolidated financial statements as at that date.

Controlled entities

On 1 January 2003 the Company acquired a controlling interest in QRSciences Limited (now Pty Ltd) through a takeover. The entity was consolidated from this date onwards. On 27 April 2005, the 100% acquisition of the entity was complete.

Name of Entity	Issued Capital / Ordinary Shares	Amount of Investment $		Place of Incorporation	Parent Entity's Interest %	
		2005	2004		2005	2004
QRSciences Pty Ltd	34,458,380	21,971,781	17,259,121	Australia	100	61
QRSciences Co.	4,000,000	-	-	USA	100	-

All controlled entities were directly controlled by QRSciences Holdings Limited.

Name of Entity	Issued Capital / Ordinary Shares	Contribution to Economic Entity Operating (Loss)/Profit After Income Tax $	
		2005	2004
QRSciences Pty Ltd	34,458,380	(5,006,829)	(4,847,850)
QRSciences Co.	4,000,000	-	-

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$

NOTE 20 CHIEF ENTITY'S INTEREST IN BUSINESS UNDERTAKINGS

Non Current				
Property Development Syndicate				
Property development at WDV	110,002	110,002	110,002	110,002

The chief entity has an interest of 1.714% in a property syndicate named the Saville Suites Hotel — Joint Venture formed to develop an All Suites Hotel in East Perth. A substantial proportion of the apartments have been sold.

NOTE 21 STATEMENT OF OPERATIONS BY SEGMENT

The economic entity operates as an investment development capitalist in the geographical area of Australia.

NOTE 22 CAPITAL AND LEASING COMMITMENTS

(a) Operating Lease Commitments

Lease expenditure contracted for at the				
Balance date but not provided for in the accounts, payable:				
Not later than one year	60,000	60,000	-	-

NOTE 23 CONTINGENT LIABILITIES

Contingent liability of controlled entity QRSciences Pty Ltd.

QRSciences Pty Limited licenses a portfolio of patents from BTG International Limited. The license is currently exclusive and will remain so until at least October 1, 2005. The license with BTG continues in force in each country where BTG have lodged patents until all of the patents of that country have expired and includes termination provisions which are customary in a contract of this nature. The agreement carries with it an obligation for minimum guaranteed annual royalty payments. The first guaranteed royalty payment is due in October 2005 in the amount of £150,000. The guaranteed amount due in royalty year 2006 is £200,000. The guaranteed royalty amount for 2006 will be carried on QRSciences Balance Sheet as a contingent liability. In addition, QRSciences may be responsible for additional royalty payment to BTG in certain territories dictated by quantity of sales.

Except for the above no other material contingent liabilities exist at balance date or at the date of completion of these financial statements.

NOTE 24 EVENTS SUBSEQUENT TO REPORTING DATE

Since the end of the financial year, the following subsequent events have occurred:

Since the end of the Financial Year, QRSciences has appointed three new Directors to the board:

- Dr Timothy Rayner (Executive Director)
- Mr Norman Shanks (Non-Executive Director)
- Mr Joseph Paresi (Non-Executive Director)

Share Buy Back

In September 2005 the company completed a buy-back for consideration of $160 for 1,600,000 shares issued to Mr William Robert Orr on 23 December 2004 as part of the company's Employee Share Plan. Mr Orr is a former Director and Company Secretary of QRSciences Holdings Limited and under the vesting rules within the plan the company has the right to buy back the shares at a nominal amount.

Equity Working Capital Facility

On 22 September 2005, the Company accepted a $5 million working capital facility (Facility) from The At Call Equity Fund (ACE Fund).The ACE Fund is based in Melbourne, Australia.

The Facility will provide a working capital reserve for QRSciences to assist with business development and the implementation of the Company's strategy and product launches both in Australia and overseas.

Except for the above no other matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the economic entity; the results of those operations; or the state of affairs of the economic entity in future financial years.

NOTE 25 RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

(i) Transactions with Director Related entities

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
Payment to N Shanks related entity NSAI Aviation Security for consultancy fee	97,087	98,555	-	-

(ii) Other Transactions of Directors and Director Related Entities

There were no other transactions of Directors and Director Related Entities.

(iii) Controlled Entities

Details of interests in controlled entities are set out in Note 19. Loans were made to controlled entities under normal commercial terms and conditions. These loans have been eliminated for consolidation purposes.

The aggregate amounts receivable from, controlled entity QRSciences by the Company at balance date was $13,213,335.

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$

NOTE 26 NOTES TO THE STATEMENT OF CASHFLOWS

(i) For the purpose of the Statement of Cashflows, cash includes cash on hand and in banks, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cashflows is reconciled to the related items in the balance sheet as follows:

Cash	4,015,783	2,704,637	2,526,752	2,703,328
	4,015,783	2,704,637	2,526,752	2,703,328

(ii) Reconciliation of Net Cash Provided by Operating

Activities to Operating Profit after Income Tax:

Operating Profit/(loss) after income tax	(6,446,259)	(4,199,926)	(686,123)	(797,672)
Depreciation	123,115	135,103	7,570	7,305
Interest income capitalised	-	-	(753,307)	(363,308)
Increase (Decrease) in creditors	(518,010)	(432,275)	47,664	(225,110)
(Increase)/Decrease in trade debtors	230,846	(492,367)	-	-
(Increase)/Decrease in provisions	36,101	29,109	8,039	-
License fee paid in equity	-	1,000,000	-	250,000
Legal settlement paid in equity	112,000	-	-	
Gain on acquisition of interest in controlled entity	-	(1,445,596)	-	-
Net Cash Provided by (Used in) Operating Activities	6,462,207	(5,405,952)	(1,376,157)	(1,128,785)

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$

(iii) Acquisition of Controlled Entities:

During the year ended 30 June 2005, the Company acquired the remaining 39% interest in the issued capital of QRSciences Pty Ltd that it did not already own for consideration of 23,686,217 Preference A Shares, 23,686,248 Preference B Shares and 7,895,395 $0.40 cent options expiring 12 January 2006. The value of the consideration assigned to the preference shares and options were $4,607,957 (Note 14b) and $104,702 (Note 14d) respectively with an aggregate value of $4,712,659.

Purchase consideration				
Issue of Preference A & B shares and options	4,712,659	-	-	-
Cash consideration	-	-	-	-
Total consideration	4,712,659	-	-	-
Fair value of the remaining 39% Interests in the net assets acquired	7,066,499	-	-	-
Discount on acquisition adjusted against value of Intellectual Property – Note 8	(2,353,840)	-	-	-

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$

NOTE 27 ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

There are a number of different financial risks to which the economic entity is exposed. The economic entity uses several techniques to reduce the exposure to loss from these financial risks. The major types of risks are interest rate risk and credit risk.

(a) Interest Rate Risk

The economic entity's exposure to interest rate risk and the effective interest rates on material financial assets and liabilities at balance date are:

30 June 2005	Floating Interest rate $'000	Fixed rate 1 year or less $'000	Non Interest Bearing $'000	Total - $'000	Weighted Average Effective Interest Rate P.A. %
Assets					
Cash at bank	4,016	-	-	4,016	5
Receivables	-	-	285	285	-
Financial Assets	4,016		285	4,301	
Liabilities					
Trade creditors	-	-	618	618	-
Loans – secured	-	-	-	-	-
Financial Liabilities	-	-	618	618	

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$

30 June 2004	Floating Interest Rate $'000	Fixed rate 1 year or less $'000	Non Interest Bearing $'000	Total - $'000	Weighted Average Effective Interest Rate P.A. %
Assets				-	
Cash at bank	2,704	-	-	2,704	5
Receivables	-	-	515	515	-
Financial Assets	2,704	-	515	3,219	
Liabilities					
Trade creditors	-	-	1,154	1,154	-
Loans – secured	-	-	-	-	-
Financial Liabilities	-	-	1,154	1,154	

(b) Credit Risk

The maximum exposure to credit risk of recognised financial assets is the carrying amount, net of any provisions for doubtful debts, as disclosed in the notes to the financial statements. The major exposure to credit risk arises from trade and other debtors.

(c) Net Fair Values

The Directors consider that the carrying amount of financial assets and liabilities, which are summarised above, approximate their net fair values

NOTE 28 EMPLOYEE BENEFITS

The company has established the QRSciences Holdings Limited Employee Share Plan. All employees are entitled to participate in the scheme Under the Plan, Company Shares were offered to Company Directors and staff members as a reward for ongoing service and as an incentive to continue their high level of service to date.

The Plan is intended to provide Directors and employees of the Company with an opportunity to participate in the company's future growth and gives them an incentive to contribute to that growth. The Company Shares were issued to eligible employees for no consideration but are subject to restriction periods specified in the Plan. If a Participant leaves the employment of the Company during any period of restriction then under certain circumstances the Company may require the Participant to have a proportion of any remaining Shares the subject of restriction bought back for a nominal amount.

All full time staff and Director's are eligible to participate in the plan.

Date shares Granted	Number of shares Granted	Fair Value at Grant Date	Aggregate Proceeds Received	Fair Value at Issue Date: Aggregate
		$	$	$
26 November 2004	4,533,332	0.24	-	1,088,000
21 January 2004	233,333	0.24	-	56,000
	4,766,665		-	1,144,000

DIRECTORS' DECLARATION

The Directors of the company declare that:

1. the financial statements and notes, as set out on pages 25 to 56, are in accordance with the Corporations Act 2001 and:

    (a) comply with the Accounting Standards and the Corporations Regulations 2001; and

    (b) give a true and fair view of the financial position as at 30 June 2005 and performance for the year ended on that date, of the Company and the economic entity.

2. the Chief Executive Officer and Chief Financial Officer have each declared that:

    (a) the financial records for the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

    (b) the financial statements and notes for the financial year comply with the accounting standards; and

    (c) the financial statements and notes for the financial year give a true and fair view.

3. in the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Kevin L Russeth
DIRECTOR

Dated this 30th day of September 2005

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF QRSCIENCES HOLDINGS LIMITED

SCOPE

The Financial Report, Remuneration Disclosures & Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both QRSciences Holdings Limited (the "Company") and the Consolidated Entity for the year ended 30 June 2005. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), as required by Accounting Standard AASB 1046 *Director and Executive Disclosures by Disclosing Entities*, under the heading "remuneration report" in pages 18 to 22 of the directors' report, as permitted by the *Corporations Regulations 2001*.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 1046 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's financial position, and of its performance as represented by the results of its operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 1046 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

INDEPENDENCE

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, provided to the directors of QRSciences Holdings Limited on 29 September 2005, would be in the same terms if provided to the directors as at the date of this audit report.

AUDIT OPINION

In our opinion:

(1) the financial report of QRSciences Holdings Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia; and

(2) the remuneration disclosures that are contained in pages 18 to 22 of the directors' report comply with Accounting Standard AASB 1046 and the *Corporations Regulations 2001*.

Neil Pace

NEIL PACE
PARTNER

Moore Stephens

MOORE STEPHENS
CHARTERED ACCOUNTANTS

Signed at Perth this 30th day of September 2005.

MOORE STEPHENS

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876

AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF QRSCIENCES HOLDINGS LIMITED

I declare, that to the best of my knowledge and belief, during the year ended 30 June 2005 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

Neil Pace

NEIL PACE
PARTNER

Moore Stephens

MOORE STEPHENS
CHARTERED ACCOUNTANTS

Signed at Perth this 29th day of September 2005.

A member of the Moore Stephens International Limited Group of Independent Firms

SHAREHOLDER DETAILS AS AT 22 SEPTEMBER 2004

The following additional information is required by the Australian Stock Exchange Ltd in respect of listed public companies only:

1. Shareholding

(a) Distribution of Shareholders in Each Class of Equity Securities

As at 31 August 2005

Number of Shares	Number of Shareholders Ordinary
1—1,000	54
1,001—5,000	498
5,001—10,000	522
10,001—100,000	1,700
100,001and over	354

(b) The number of shareholdings held in less than marketable parcels is 554.

Based on market price, at 31 August 2005

(c) The names of the substantial shareholders listed on the holding companies register as 22 September 2005 are:

None

(d) Voting rights:

Ordinary shares - each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.

(e) 20 Largest Shareholders – Ordinary shares

The 20 largest holders of the Company's ordinary shares hold 26.29% of the Company's ordinary shares. As at 22 September 2005, the 20 largest holders of the Company's ordinary shares are:

	Shareholder	Number or Ordinary Fully Paid Shares Held	Percentage Held in Issued Ordinary Capital
1	Mr Kevin Lee Russeth	8,950,000	4.08%
2	BTG International Limited	5,300,000	2.42%
3	Harry Stergiotis	4,700,000	2.14%
4	WRG Investments Pty Ltd	4,112,171	1.88%
5	Cambooya Pty Ltd	4,000,000	1.82%
6	Century West Holdings Pty Ltd	3,889,033	1.77%
7	Abiya International Pty Ltd	3,563,600	1.63%
8	RDML Holdings Pty Ltd	2,527,401	1.15%
9	Burlington Enterprises Pty Ltd	2,385,231	1.09%
10	M/S Lay Choo Lim <Beneficieeies of Sibercom Shares A/c>	2,338,029	1.07%
11	Pembury Nominees Pty Ltd	2,117,570	0.97%
12	Mrs Elisa Nicole Smith	2,089,000	0.95%
13	G Harvey Nominees Pty Limited	2,000,000	0.91%
14	Mr Simon Bedford	1,600,000	0.73%
15	Mr Gary Bruce Pennefather <The Pennefather Family A/c>	1,600,000	0.73%
16	Mr Christopher Colin Fryer + Mr Adon John Nardelli <C Fryer & A Nardelli SF AC>	1,550,000	0.71%
17	Hopetoun Nominees Pty Ltd	1,450,900	0.66%
18	Mr Hendra Jusuf	1,200,000	0.55%
19	Useful Holdings Pty Ltd	1,132,775	0.52%
20	Ronald Morahan and Lynette Morahan	1,111,111	0.51%
		57,616,821	26.29%

(f) 20 Largest Option Holders – 40 cent options

The 20 largest holders of the Company's 40 cent options hold 48.38% of the Company's quoted options. As at 22 September 2005, the 20 largest holders of the Company's 40 cent options are:

	Option Holder	Options Exp 12/01/06 @ 40 cents	Percentage of options held
1	SECQR Ltd	2,788,309	7.34%
2	Damen Holdings Pty Ltd <The Banovich Family A/c>	1,700,000	4.47%
3	Mr Peter James Devlin	1,500,000	3.95%
4	Mr Mark Andrew Fordree	1,497,593	3.94%
5	G Harvey Nominees Pty Limited	1,000,000	2.63%
6	WRG Investments Pty Ltd	1,000,000	2.63%
7	Keenfern Pty Ltd	998,500	2.63%
8	Mr Brian William Barns	900,000	2.37%
9	Cambooya Pty Limited	800,000	2.11%
10	Hopetoun Nominees Pty Ltd	750,000	1.97%
11	Spanday Pty Ltd	730,000	1.92%
12	Mr Christopher Norman Johnson + Mr Shane Thomas Suenson	700,000	1.84%
13	Mr Douglas John Lawrence	600,000	1.58%
14	Mr Peter Stanley Krause + MrsDiane Kay Krause	543,778	1.43%
15	BTG International Limited	500,000	1.32%
16	Mr Greg John Devine <Superannuation A/c>	500,000	1.32%
17	Davpen Pty Ltd	495,464	1.30%
18	QRSciences Ltd <Dissenting Shareholders A/c>	465,958	1.23%
19	Coolbrun Pty Ltd	462,963	1.22%
20	ANZ Nominees Ltd <Cash Income A/c>	450,000	1.18%
		18,382,565	48.38%

2. The name of the company secretary is:

Darren Michael Bromley

3. The address of the principal registered office in Australia is:

8-10 Hamilton Street
Cannington WA 6000.
Telephone (08) 9358 5011

4. Registers of securities are held at the following address:

ComputerShare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth WA 6000

5. Stock Exchange Listing

Quotation has been granted for all fully paid ordinary shares and 40 cent options of the company on all Member Exchanges of the Australian Stock Exchange.

6. Restricted Securities

Restricted securities subject to escrow are as follows:

		Release Date
23,686,217	Preference A Class	31 December 2005
23,686,248	Preference B Class	31 December 2006

7. Unquoted Securities

The following are unquoted securities in the Company.

		No. Holders
3,000,000	60 cent options expiry 12 January 2006	3
3,000,000	$1.00 options expiry 12 January 2006	3
23,686,217	Preference A Class	123
23,686,248	Preference B Class	123

8. Admission Statement

The Company has used the cash and assets in a form readily convertible to cash, that it had available at the time of admission, in a way that is consistent with its business objectives.